SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 3*)

Quality Distribution, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74756M 10 2

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,289,421 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,289,421 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,421 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 15.9%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 336,970 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 336,970 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 336,970 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo (U.K.) Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 241,366 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 241,366 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 241,366 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.9%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF III Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person OO

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

CUSIP No. 74756M 10 2		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management II, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,696,715 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,696,715 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,715 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person CO

This Amendment No. 3 to Schedule 13D supplements and amends Amendment No. 2 to Schedule 13D filed on February 11, 2011, Amendment No. 1 to Schedule 13D filed on the June 12, 2009, and the Statement on Schedule 13D filed on November 21, 2003, by (i) Apollo Investment Fund III, L.P., a Delaware limited partnership (“Fund III”), (ii) Apollo Overseas Partners III, L.P., a Delaware limited partnership (“Overseas III”), (iii) Apollo (U.K.) Partners III, L.P., a limited partnership registered in England (“UK Partners III”, and together with Fund III and Overseas III, the “Apollo Funds”), (iv) Apollo Management III, L.P., a Delaware limited partnership (f/k/a Apollo Management, L.P., “Management III”), (v) Apollo Advisors II, L.P., a Delaware limited partnership (“Advisors II”), as amended by Amendment No. 1 to Schedule 13D filed on June 12, 2009 by (i) Fund III, (ii) Overseas III, (iii) UK Partners III, (iv) Management III, (v) AIF III Management, LLC, a Delaware limited liability company (“AIF III”), (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (x) Advisors II, and (xi) Apollo Capital Management II, Inc., a Delaware corporation (“Capital Management II”), with respect to the common stock (the “Common Stock”) of Quality Distribution, Inc. (the “Issuer”).  The Apollo Funds, Management III, AIF III, Management, Management GP, Management Holdings, Holdings GP, Advisors II and Capital Management II are referred to collectively as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on November 21, 2003, as amended.

Responses to each item of this Amendment No. 3 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

Item 2.   Identity and Background

Item 3.   Source and Amount of Funds or Other Consideration

Item 4.   Purpose of Transaction

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On March 13, 2012, Fund III, Overseas III and UK Partners III sold an aggregate of 3,185,815 shares of Common Stock pursuant to an underwritten offering, in connection with the public offering (the “Offering”) of shares of Common Stock by the Issuer, as discussed in the Issuer’s prospectus supplement dated March 7, 2012, supplementing the Issuer’s registration statement on Form S-3 (File No. 333-175094) filed with the Securities and Exchange Commission on June 23, 2011, as amended by Amendment No. 1 to Form S-3, filed on July 20, 2011 (collectively, the “Registration Statement”), including an aggregate of 685,815 shares of Common Stock that were sold upon exercise of the underwriters’ over-allotment option, pursuant to an underwriting agreement, dated as of March 7, 2012 (the “Underwriting Agreement”), among the Issuer, the Apollo Funds, and Goldman, Sachs & Co., JP Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC (collectively, the “Underwriters”).

Following the sales of Common Stock by the Apollo Funds, the Apollo Funds own of record an aggregate of 4,611,194 shares of Common Stock of the Issuer.  In addition, each of the Apollo Funds may be deemed to be the beneficial owners of 85,521 shares of Common Stock held by MidOcean Capital Investors, L.P. (“MidOcean”), pursuant to an irrevocable proxy granted to the Apollo Funds by MidOcean as a successor-in-interest to BT Investment Partners, Inc. under the terms of the Amended and Restated Common and Preferred Stock Purchase and Shareholders’ Agreement, which provides each of the Apollo Funds the right to vote such shares.  Accordingly, the Apollo Funds in the aggregate may be deemed to be the beneficial owners of an aggregate of 4,696,715 shares of Common Stock, representing approximately 17.4% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by Advisors II and Management III include the shares of Common Stock shown as beneficially owned by the Apollo Funds.  Capital Management II may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by the Apollo Funds and Advisors II.  Apollo Management, Management GP, Management Holdings and Holdings GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management III.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer and the filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by each Reporting Person is based on 26,932,486 outstanding shares of Common Stock of the Issuer, including 24,432,486 shares outstanding as of March 1, 2012 as reported by the Issuer in its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 5, 2012, and following the sale of 2,500,000 shares of Common Stock by the Issuer on March 13, 2012 in the Offering, as reported by the Issuer in the Registration Statement.

(b)           See the information contained on the cover pages of this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Amendment No. 3 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 7, 2012, the Apollo Funds entered into the Underwriting Agreement with the Issuer and the Underwriters with respect to the Offering and the sale by the Apollo Funds of an aggregate of 2,500,000 shares of the Common Stock in connection with the Offering.  Pursuant to the Underwriting Agreement, the Apollo Funds also granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of the Common Stock (the “Over-Allotment Shares”).  Closing of the sale of an aggregate of 3,185,815 shares of Common Stock, including 658,815 Over-Allotment Shares, occurred on March 13, 2012.

The summary of the Underwriting Agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached to this Amendment No. 3 to Schedule 13D as Exhibit 1, and is incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 1:                                           Underwriting Agreement, dated as of March 7, 2012, by and among the Issuer, Fund III, Overseas III, UK Partners III, and the Underwriters (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2012 (File No. 000-24180).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	August 13, 2013
APOLLO INVESTMENT FUND III, L.P.

		By:	Apollo Advisors II, L.P.
its general partner

			By:	Apollo Capital Management II, Inc.
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS III, L.P.

		By:	Apollo Advisors II, L.P.
its managing general partner

			By:	Apollo Capital Management II, Inc.
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO (U.K.) PARTNERS III, L.P.

		By:	Apollo Advisors II, L.P.
its general partner

			By:	Apollo Capital Management II, Inc.
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS II, L.P.

By:	Apollo Capital Management II, Inc.
its general partner

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO CAPITAL MANAGEMENT II, INC.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT III, L.P.

By:	AIF III Management, LLC
its general partner

By:	Apollo Management, L.P.
its member-manager

	By:	Apollo Management GP, LLC
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF III MANAGEMENT, LLC

By:	Apollo Management, L.P.
its member-manager

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President